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SECURITIE 02021347 SSION
Washington, D.C. 20549

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RECEIVED FEB 28 2002 PROCESSING

SEC FILE NUMBER
8-48067

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MISCHLER FINANCIAL GROUP, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1101 BAYSIDE DRIVE, SUITE 201
(No. and Street)

CORONA DEL MAR, CA 92625
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WALTER M. MISCHLER, PRESIDENT AND CEO 949-720-0640
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CORBIN & WERTZ
(Name — *if individual, state last, first, middle name*)

2603 MAIN STREET, SUITE 600, IRVINE, CA 92614
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/13/02
S.S

OATH OR AFFIRMATION

I, WALTER M. MISCHLER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MISCHLER FINANCIAL GROUP, INC., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

WALTER M. MISCHLER

PRESIDENT & CEO

Title

Notary Public

SHERYL A. URTUSUASTEGUI

NOTARY PUBLIC

SHERYL A. URTUSUASTEGUI
Commission # 1180141
Notary Public - California
Orange County
My Comm. Expires Apr 18, 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MISCHLER FINANCIAL GROUP, INC.
SEC ID No. 8-48067

STATEMENT OF FINANCIAL CONDITION
AND SUPPLEMENTAL SCHEDULE

As of December 31, 2001

with

INDEPENDENT AUDITORS' REPORT THEREON AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**.

CORBIN & WERTZ

Client Centered Professional Services

INDEPENDENT AUDITORS' REPORT

Board of Directors
Mischler Financial Group, Inc.

We have audited the accompanying statement of financial condition of Mischler Financial Group, Inc. (the "Company") as of December 31, 2001 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Mischler Financial Group, Inc. as of December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the statement of financial condition position taken as a whole. The supplemental schedule of the Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934 as of December 31, 2001 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the statement of financial condition and, in our opinion, is fairly stated in all material respects in relation to the statement of financial condition taken as a whole.

Corbin & Wertz

CORBIN & WERTZ

Irvine, California
January 24, 2002

MISCHLER FINANCIAL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2001

ASSETS

Current assets:	
Cash and cash equivalents	$ 1,345,928
Commissions receivable	57,599
Prepaid expenses and other	19,091
Total current assets	1,422,618
Office equipment, net of accumulated depreciation of $70,534	765
Cash surrender value of life insurance policy	13,875
	$ 1,437,258

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:	
Accounts payable and accrued expenses	$ 369,049
Commissions payable	416,135
Total current liabilities	785,184
Commitments	
Shareholders' equity:	
Convertible preferred Series A stock, no par value; 50,000 shares authorized; 12,500 shares issued and outstanding; liquidation basis of $125,000	125,000
Common stock, no par value; 200,000 shares authorized; 10,000 shares issued and outstanding	100,000
Contributed capital	78,578
Retained earnings	348,496
Total shareholders' equity	652,074
	$ 1,437,258

See independent auditors' report and
accompanying notes to statement of financial condition

MISCHLER FINANCIAL GROUP, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

As of December 31, 2001

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization

Mischler Financial Group, Inc. (the "Company") was incorporated in California on November 17, 1994 and was licensed by the National Association of Securities Dealers, Inc. ("NASD") and commenced operations on March 17, 1995. The Company is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the NASD.

The Company conducts business on a fully disclosed basis with another broker-dealer and, accordingly, is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 under the exemption appearing in paragraph (k)(2)(ii) of the Rule.

Securities Transactions

Customer securities transactions and the related income and expenses are reported on a settlement-date basis rather than on a trade-date basis as required under accounting principles generally accepted in the United States of America. The financial statement effect of recording these transactions at the settlement date rather than on the trade date is not material to the financial statements as of December 31, 2001. These transactions are cleared by Merrill Lynch/Broadcort.

Registration

The Company must register with state departments which govern compliance with securities laws for the states in which it does business. The Company generates a substantial amount of commission income in the state of California. Various regulatory requirements exist in the state with which the Company must comply. Should the Company violate certain state securities laws, it could be prohibited from doing business in that state.

Concentrations of Credit Risk

Cash

The Company occasionally maintains cash balances at certain financial institutions in excess of amounts insured by federal agencies. As of December 31, 2001, the Company maintained cash balances of approximately $1,266,000 in excess of federally insured limits.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES, continued

Customers

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities and financial instrument transactions. These activities may expose the Company to off-balance-sheet credit risk in the event the customer is unable to fulfill its contracted obligations. The Company mitigates this risk by dealing with institutional investors through an extensive approval process.

The Company's commission receivables are primarily due from Merrill Lynch/Broadcort. The Company expects to collect amounts due because of the customer's history with the Company and the nature of the industry, although actual collections may differ.

Cash and Cash Equivalents

The Company considers highly liquid investments purchased with a remaining maturity of three months or less to be cash equivalents. Cash equivalents are recorded at cost, which approximate fair value.

Property and Equipment and Depreciation

Property and equipment consist of equipment and furniture and fixtures. Depreciation is provided for using the straight-line method over the estimated useful lives of the related assets, which is three years.

Income Taxes

The Company has elected to be treated as a C corporation for income tax purposes. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, *"Accounting for Income Taxes."*

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES, continued

Long-Lived Assets

The Company has adopted Statement of Financial Accounting Standards No. 121 ("SFAS 121"), "*Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of*," which requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In accordance with the provisions of SFAS 121, the Company regularly reviews long-lived assets and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Based on its analysis, the Company believes that no impairment of the carrying value of its long-lived assets existed at December 31, 2001.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the recorded amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - CONVERTIBLE PREFERRED AND COMMON STOCK

No dividends may be declared on the common stock unless dividends are declared in equal amounts on all shares of convertible preferred stock. The preferred stock has no voting rights and is convertible under certain circumstances.

In the event of any liquidation, dissolution or winding up of the Company, the holders of the convertible preferred stock shall be entitled to a liquidation preference of $10 per share before any payment or declaration and setting apart for payment of any amount shall be made with respect to the common stock. Further, after both the preferred shareholders and the common shareholders have been paid or credited $10 per share, they will participate equally on a pro rata share-for-share basis in the remaining equity of the Company.

NOTE 3 – COMMITMENTS

The Company leases equipment and office space under noncancelable leases. Approximate future minimum rental payments are as follows:

Years Ended December 31,	
2002	$ 107,000
2003	99,000
	$ 206,000

NOTE 4 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain minimum net capital, as defined, and may not permit its aggregate indebtedness, as defined, to exceed fifteen times its net capital. At December 31, 2001, under the most restrictive requirement, the Company had net capital of $608,228 which was $508,228 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 1.3 to 1.

NOTE 5 - RESERVE REQUIREMENTS FOR BROKERS OR DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph k(2)(ii) of such Rule) under the Securities Exchange Act of 1934, as the Company is an introducing broker or dealer that clears its securities on a fully disclosed basis with a clearing broker. Because of such exemption, the Company is not required to prepare a determination of reserve requirements for brokers and dealers.

MISCHLER FINANCIAL GROUP, INC.

SUPPLEMENTAL SCHEDULE

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

As Of December 31, 2001

	Unaudited amount per FOCUS Report	Amounts Based on Annual Report	Difference Increase (Decrease)
Net capital -			
Total shareholders' equity from statement of financial condition	$ 652,074	$ 652,074	$ -
Deductions and/or charges:			
Nonallowable assets included in the following statement of financial condition captions:			
Prepaid expenses and other	43,846	43,846	-
Total deductions and/or charges	43,846	43,846	-
Net capital	608,228	608,228	-
Minimum net capital required	100,000	100,000	-
Excess net capital	$ 508,228	$ 508,228	$ -
Total aggregate indebtedness	$ 785,184	$ 785,184	$ -
Ratio of aggregate indebtedness to net capital	1.3 to 1	1.3 to 1	

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Mischler Financial Group, Inc.

Dear Sirs:

In planning and performing our audit of the financial statements of Mischler Financial Group, Inc. (the "Company") as of December 31, 2001, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, no matters involving the accounting internal control structure and its operations that we consider to be a material weakness, as defined above, were noted.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Corbin & Wertz

CORBIN & WERTZ

Irvine, California
January 24, 2002